Evolving Gold Corp.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold .com

News Release

Evolving Gold Announces Engagement of Corporate Communications Advisors

Vancouver, British Columbia, February 7, 2006: Evolving Gold Corp. (“Evolving Gold”) (CNQ:GOLD) is pleased to announce today that it has engaged the consulting services of Micro Cap Et Al (“Micro Cap”) for its corporate communications. Micro Cap has extensive experience in and knowledge of corporate communications in the mining industry. The term of the corporate advisory agreement is for an initial four (4) month period at a monthly fee of CDN$6,000, such term to be renewed at the option of Evolving Gold. In addition, Evolving Gold has agreed to grant to Micro Cap options to purchase 150,000 common shares of Evolving Gold at an exercise price of $0.30 per share, exercisable for a period of five years from the date of grant. The options are subject to a four month hold period and vesting period, expiring June 8, 2006. This contract is subject to acceptance by the CNQ.

ON BEHALF OF EVOLVING GOLD CORP.

“Warren McIntyre”

Warren McIntyre
Chief Financial Officer,
Corporate Secretary and Director